Sean M. Clayton +1 858 550 6034 sclayton@cooley.com	Via EDGAR

November 23, 2016

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Mail Stop 4546

Washington, D.C. 20549

Attention: Jim B. Rosenberg, Senior Assistant Chief Accountant, Office of Healthcare and Insurance

Re:	Horizon Pharma plc

Form 10-K for the Fiscal Year Ended December 31, 2015

Filed February 29, 2016

Form 10-Q for the Quarterly Period Ended September 30, 2016

Filed November 7, 2016

File No. 001-35238

Dear Mr. Rosenberg:

We represent Horizon Pharma plc (the “Company”) and are submitting this letter in response to comments (the “Comments”) received from the staff of the United States Securities and Exchange Commission (the “Staff”) by letter dated November 22, 2016 (the “Letter”), with respect to the Company’s Form 10-K for the fiscal year ended December 31, 2015 and the Company’s Form 10-Q for the quarterly period ended September 30, 2016.

By this letter the Company is requesting an extension of time to December 31, 2016 to provide a response to the Letter. The Company respectfully advises the Staff that it is working with internal accounting and management personnel as well as the Company’s independent auditing firm and outside legal counsel to prepare the response. The Company is requesting additional time to respond due to the need to review prior records in order to respond to the Comments and the holiday season and the resulting difficulty in coordinating discussion among appropriate individuals at the Company and its outside advisors.

Should you have any questions regarding this request, please contact me at (858) 550-6034 or Paul W. Hoelscher, the Company’s Chief Financial Officer, at (224) 383-3263.

Sincerely,

/s/ Sean M. Clayton
Sean M. Clayton

cc:	Paul W. Hoelscher, Horizon Pharma plc

Brian K. Beeler, Horizon Pharma plc

L. Kay Chandler, Cooley LLP

Cooley LLP    4401 Eastgate Mall    San Diego, CA    92121

t: (858) 550-6000  f: (858) 550-6420  cooley.com